315 Sigma Drive
Summerville, South Carolina 29486
VIA EDGAR

January 18, 2019

Sisi Cheng/Lisa Vanjoske
Division of Corporation Finance
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    Æterna Zentaris Inc.
Form 20-F for the Year Ended December 31, 2017
Filed March 28, 2018
Form 6-K for the Month of May 2018
Filed May 7, 2018
File No. 001-38064

Dear Ms. Cheng and Ms. Vanjoske:

We are writing in response to the Staff’s December 19, 2018 comment letter. Specifically, we would like to clarify the potential future license for a Pediatric Indication of Macrilen and the Staff’s comments about AEZS’ allocation of value to that performance obligation within the context of the license and assignment agreement between Strongbridge and AEZS.
In its letter, the Staff indicated that IFRS 15 requires AEZS to allocate, at the inception of the contract, $24 million of transaction price between the Adult Indication license that was transferred to Strongbridge (under which they have started selling product) and the Pediatric Indication of Macrilen, which management considers at contract inception to be Strongbridge’s right to a potential future license for a Pediatric Indication of Macrilen that is currently under development. Strongbridge has committed, under the terms of the contract, to collaborate with AEZS to develop the Pediatric Indication. The Staff further notes in its letter that paragraph 76 requires the allocation of the transaction price to each distinct performance obligation on a relative stand-alone selling price at contract inception. In addition, the Staff has inquired as to why the projection of 84% of future revenue coming from an Adult Indication of Macrilen and 16% from the Pediatric Indication (as set out in the fairness opinion) was not applied to the $24 million transaction price at contract inception pursuant to paragraph 76 of IFRS 15.

We have replied to each of Staff’s questions in our response but have presented a response to Bullet 2 of Comment #1, first, as we believe it may be helpful when responding to the remaining questions:
Bullet 2 to Comment #1

•	Why you believe a license for the Pediatric Indication was not granted in January
2018. We note that Section 2 of the license agreement grants a license to use the
Licensor IPR Package,
o     Licensor IPR Package is defined as intellectual property and other rights
Controlled by the Licensor or its Affiliates relating to the Product,
o     Product is defined as including the product developed by the Licensor for the
Existing Indications,

o     Existing Indications is defined as the Adult Indication and the Pediatric Indication,

Management continues to be of the view that a license for the Pediatric Indication was not granted in January 2018, as we do not believe a “Product” currently exists for the Pediatric Indication, as that term is described in the context of the License Agreement.

It is management’s position that under the license agreement, Strongbridge negotiated to purchase, and the Company agreed to deliver (i) a license for an FDA-approved Adult Indication of Macrilen in North America. Strongbridge can (and has) subsequently monetized this license through sale to third parties; (ii) Company agreed to continue to develop the Pediatric Indication of Macrilen, and Strongbridge committed to pay 70% (up to a maximum of $4.2 million) of the R&D costs to obtain the FDA’s approval. Once approved, Strongbridge agreed to purchase, and the Company committed to grant, a license in North America, for the Pediatric Indication of Macrilen. As we have noted in prior responses, Strongbridge is considered to be a collaborator with the Company, and therefore the shared R&D activities was considered to be out of scope of IFRS 15; and (iii) Strongbridge acquired the right to license the FDA-approved Pediatric Indication of Macrilen, at some future date, if and when available.
When we consider these facts in the context of the Agreement, we believe that AEZS has not yet sold the “Product”-being a license for the Pediatric Indication. The Staff specifically reference the definition of “Product” from Section 2 of the agreement. And while we agree that the Pediatric Indication is an “Existing Indication,” the definition of “Product” also requires that the “Existing Indication” must be approved by the FDA for marketing in the United States, in order to meet the definition of “Product.” Currently, the Pediatric Indication of Macrilen has not received FDA approval; therefore, we do not believe it meets the definition of “Product.”
Therefore, with respect to the Pediatric Indication, we have determined that AEZS’ performance obligation is the sale of the right to acquire a license of a future Product-the FDA-approved Pediatric Indication-at a later date. AEZS has valued this right at $400,000, in the manner set forth in our response letter dated December 3, 2019 and also discussed below.
Therefore, in summary, we agree with the Staff that IFRS 15 requires us to allocate transaction price of $24 million to both the license of the Adult Indication product and the right to license the Pediatric Indication product, if and when it is approved. However, as we have determined that we have not yet licensed this product (and may never do so) we do not believe a relative fair value allocation based on the fair value of an FDA-approved Pediatric Indication should be included in this allocation of the $24 Million upfront payment.

Bullet 1 to Comment #1

•	what the stand alone selling prices you determined are for each of the Adult Indication and the Pediatric Indication,

AEZS relied on the Strongbridge arms-length negotiation when initially determining the standalone selling prices for each indication, because it was the only datapoint available for this transaction. As such, it allocated (and immediately recognized) the $24 million in revenue primarily to the Adult Indication. We note that the value allocated to the Pediatric Indication by the fairness opinion is materially consistent with the value of the expected $5 million variable payment. We believe the characteristics of the variable payment are consistent with IFRS 15 paragraph 85, which supports the fact that the entire payment can be allocated to the Pediatric Indication performance obligation.

AEZS supported its position by referring to the fairness opinion that a Special Review Committee of AEZS’ Board of Directors had relied on in approving the transaction. But, the fairness opinion did not offer an opinion as to the standalone sales price of the Adult and Pediatric Indications of Macrilen. Instead, in the fairness opinion, AEZS’ advisor considered the aggregate consideration AEZS could receive-including the upfront payment, the potential future payment for the pediatric license (if and when approved by the FDA), regulatory and commercial milestone payments, and royalty payments AEZS could receive if Strongbridge achieved certain sales volumes. The advisor estimated that there was a 90% likelihood that the pediatric indication would receive FDA approval.
Based on this, the advisor projected revenue that AEZS could expect to receive in order to prepare a discounted cash flow analysis. The analysis took into account all projected revenue generated by both the Adult Indication and a future-FDA approved and commercializable Pediatric Indication. (Indeed, amplifying the parties’ expectation that the Pediatric Indication was not a Product at the Agreement’s inception, this analysis first shows revenue from the Pediatric Indication in 2024.) Analysis of the total discounted cash flows-including both the upfront $24 million payment and the $5 million payment upon FDA approval of the Pediatric Instance-demonstrates that 84% of the future revenue streams would be derived from the Adult Indication and 16% from the Pediatric Indication.
This is consistent with PwC’s Revenue Recognition guidance, which provides that “[a]n entity that does not sell comparable licenses may need to consider factors such as projected cash flows from the license to estimate the standalone selling price of a license.” PwC Rev Rec at 5-7. AEZS has exercised good faith judgment by weighing “facts and circumstances as well as the extent of observable selling-price information” in its arms-length transaction with Strongbridge. Id.
This projection of potential future revenue to be derived from each Indication is determined to be a “reasonable indicator” of how to allocate the upfront payment of $24 million. Accordingly, AEZS has used the arms-length negotiated price and tempered it by using the 84/16 allocation indicated by the fairness opinion. Because that revenue allocation is based on cash flows that include the $29 million, it makes sense to analyze the 84/16 allocation on $29 million, rather than $24 million, in revenue in determining the stand alone selling prices as the drug would need to be approved in order for it to transfer, as noted above. These values have then been used to allocate the upfront $24 million payment based on the performance obligations included in that amount.

Bullet 3 to Comment #1

•	why $20.2 million is not allocated to the Adult Indication (84% of $24 million) and $3.8 million to the Pediatric Indication (16% of $24 million) pursuant to paragraph 76 of IFRS 15,

For all of the reasons set forth above-most notably that the Pediatric Indication was not a “Product” at contract inception, AEZS does not believe it has currently licensed a Pediatric Indication product. Accordingly, we have not allocated the transaction price of $24 million to that specific performance obligation. The Company has, however, allocated a portion of the $24 million of transaction price to Strongbridge’s right to license a future Product, which is valued at an amount lower than the relative fair value of an FDA-approved Pediatric Indication of Macrilen. This amount is determined to be $400,000 of the initial $24 million transaction price.

Bullet 4 to Comment #1

•	your consideration as to whether the license for the Pediatric Indication is a right to access or a right to use, and the reason therefore.

AEZS believes Strongbridge has a right acquire a license for the Pediatric Indication of Macrilen, if and when the FDA approves the same in the future (based on the definition of Product in the agreement). We believe this license will be a “right to use” license for a developed drug indication, as it is a right to use the Company’s IP as it is existed at the point in time when the license is granted. We do not consider the Pediatric Indication to be a “right to access” license, as Strongbridge has no right to access our Pediatric Indication IP as it exists throughout the license period, which has not yet commenced. Strongbridge is unable to access or benefit from the Pediatric Indication until such time as the drug has obtained FDA approval.

Bullet 5 to Comment #1

•
your basis for a comparison of the relative fair value of the Pediatric Indication to the fair value of the consideration to be received if the product is approved in determining the amount allocated to the Pediatric Indication ($4.6 million - $4.2 million), and

As indicated in our December 3, 2018 response letter, AEZS has determined that approximately $400,000 of the upfront $24 million transaction price should be allocated to Strongbridge’s exclusive right to license the Pediatric Indication upon FDA approval. This amount was determined by comparing the relative fair value of the Pediatric Indication with the fair value of the future consideration to be received (as described in our last letter).

Bullet 6 to Comment #1

•	your accounting treatment for the amount allocated to the Pediatric Indication if FDA approval is not granted.

No amount has been allocated to the Pediatric Indication, as it does not yet meet the definition of a Product. As a result, there will not be an accounting consequence if control of the FDA-approved Pediatric Indication is not transferred. If the FDA does not approve the Pediatric Indication, no funds-specifically, the $5 million-will be paid to us, and no deferred amounts (from the $24 million) will need to be recognized into revenue at that time.

Conclusion

Management considers the allocation of the transaction price to the performance obligations within this arrangement to be an area of significant judgment and estimation in applying the principles of IFRS 15. While management believes it has made good faith estimates in making such an allocation, we would welcome the opportunity to discuss the matter further with Staff, so that we can resolve the issue in a timely manner.

Very truly yours,

/s/ Leslie Auld
Leslie Auld
Chief Financial Officer
Æterna Zentaris

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